Community Banking at its Best








Yorkholo
Brewing Co.




FIRST
CITIZENS
NATIONAL BANK



CITIZENS FINANCIAL SERVICES INCORPORATED

2010 Year in Review






SOLD



CITIZENS
FINANCIAL SERVICES
INCORPORATED

To Our Shareholders

Letter from: Randall E. Black • Chief Executive Officer and President



Dear Shareholders,

As we began 2010, the uncertainty of the national and local economy persisted. However, as it was in 2009 and repeated in 2010 the one thing that was certain, Citizens Financial Services, Inc., your company, would continue its excellent track record as a solid and secure financial institution, again producing **unprecedented** results based upon sound and disciplined values and fundamentals, while maintaining a clear understanding of the needs of our customers, communities, employees and you – our shareholders. We anticipate First Citizens National Bank's 2010 financial performance should again result in your bank placing in the top tier of all banks throughout the country!

NET INCOME (Dollars in Thousands)



$12,000
$11,000
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
2006
2007
2008
2009
2010

In reviewing our past years' performance, we continued our trend of achieving record financial performance with consolidated net income reaching a record level of $11,502,000 compared with 2009's record income of $9,864,000, representing an increase of 16.6%. Earnings per share for the year were $3.97 as compared to $3.40 in 2009, an increase of 16.8%. And for the **third consecutive year**, the board of directors paid a one-time special dividend in December 2010 of $0.075 per share - another sign of our financial strength. Cash dividends paid per share for 2010 totaled $1.095 compared with $1.03 per share in 2009, which represents a 6.3% increase. We continue to be extremely proud of our performance; however, we continue to remain humble, realizing that we must continue to work hard and diligently on maintaining our current level of performance while managing risk.

EARNINGS PER SHARE
(Dollars)



$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
2006
2007
2008
2009
2010

We have not only achieved record earnings, but we also set milestones as it relates to our balance sheet with total assets of $812,526,000 at the end of 2010. This represents an $83,049,000 or 11.4% increase over last year's record. Overall, loan growth was much slower in 2010 at 3.6% compared to 5.4% in 2009, which was expected as both the national and local economies continued to contract, and demand for loans continued to decline. Deposit growth continued to remain strong throughout 2010, increasing 12.4%, ending the year at $680,711,000. The ongoing exploration and extraction of the Marcellus shale within our market has afforded us a unique opportunity to continue to attract new customers, further develop existing customer relationships and expand our geographic footprint. This growth is welcomed especially during these challenging economic times. However with interest rates still hovering at historical lows and low loan demand, these additional funds present major challenges for us as there are very limited reinvestment options available.

TOTAL ASSETS (Dollars in Thousands)


$900,000
$750,000
$600,000
$450,000
$300,000
2006
2007
2008
2009
2010

DEPOSITS (Dollars in Thousands)


$700,000
$650,000
$600,000
$550,000
$500,000
$450,000
$400,000
2006
2007
2008
2009
2010

During 2010, our loan quality started to show some deterioration when compared to prior years but remains favorable compared to our peer group data. Net charge-offs for the year were $227,000, (only 0.05% of average loans outstanding), compared to $415,000 in 2009. Non-performing assets as a percent of loans was 2.80% at December 31, 2010 which is an increase from 1.55% at the end of December 2009. However, this level has improved from 3.01% at the end of September, 2010. Additionally, 72.5% of non-performing assets are paid current. We continue to compare favorably to other community banks in our industry, even with this increase. As a result of the increase in non-performing assets, the provision for loan losses totaled $1,255,000 for 2010 compared with $925,000 last year, an increase of $330,000, or 35.7%.

Net interest income before the provision for loan losses totaled $27,660,000 compared to $25,384,000 in 2009, an increase of $2,276,000, or 9.0%. On a tax equivalent basis, our net interest margin on earning assets has declined slightly from 4.23% last year to 4.19% this year. This is mostly due to a decline in asset yields, particularly yields on investment securities. However, we have been able to decrease our deposit costs by attracting more low-cost deposits and decreasing rates on certificates of deposit commensurate with the current interest rate environment. We continue to focus on managing our interest rate risk position to provide liquidity. Once rates begin to climb, we should be well positioned to invest at the higher end of the rate cycle, while still maintaining our disciplined asset/liability management practices.

A key factor contributing to both our current and past performance is maintaining a disciplined cost management approach. Your Bank continues to adhere to this disciplined approach by managing costs without sacrificing our high level of quality service. And as a result of our ability to balance opportunity with investment, we were once

continued on next page

To Our Shareholders

continued from previous page

again able to perform efficiently, achieving an efficiency ratio in 2010 of 47.96% compared to 51.91% in 2009, an improvement of 7.6%, further solidifying our rank near the top of our peers in this category.

By staying the course, as laid out within our strategic plan, we have been able to implement and execute our strategic initiatives effectively and efficiently, while being flexible enough to adapt our plan to adjust to the ever changing local economic environment. Our overall financial performance in 2010 resulted in a return on assets ("ROA") of 1.50% compared to 1.42% in 2009, and a return on equity ("ROE") of 18.13% compared to 17.65% in 2009. We anticipate that our 2010 performance in ROE and ROA will again result in your Company being ranked near the top amongst our peers as we did in 2009.

When discussing financial performance, I believe we need to revisit where we were in an attempt to understand how far we have come. The table to the right clearly illustrates how significant our financial accomplishments have been over the last seven years:

FINANCIAL PERFORMANCE SUMMARY 2003 - 2010

	2003	2010	Change
Total Assets	$463,878,000	$812,526,000	75.16%
Total Loans	$314,037,000	$467,602,000	48.90%
Total Deposits	$385,691,000	$680,711,000	76.49%
Net Income	$4,879,000	$11,502,000	135.75%
Earnings Per Share	$1.61	$3.97	146.58%
Dividends Per Share	$0.74	$1.095	48.97%

In closing the book on our 2010 financial performance, I would again reiterate that your Company was ranked by various sources as one of the top performing banks in the state and in the nation for our 2009 financial performance. For **the third consecutive year**, Citizens Financial Services, Inc. was named one of the nation's top 200 performing community banks in the United States by *US Banker*, a magazine that covers the banking and finance industry. Each year *US Banker* reviews the return on average equity ("ROAE") for a three-year period for all publicly traded U.S. banks whose asset size is $2 billion or less. Citizens Financial Services, Inc. placed **11th** in 2009 moving up from our 2008 ranking of 58th. ROAE for 2009 was 17.65% and the three year average ROAE was 15.29%.

Citizens Financial Services, Inc. was also recognized by the *American Bankers Association Banking Journal* as the **18th** top performer of Non Subchapter S Banks and Thrifts with total assets between $100 million and $3 billion for overall performance moving up from our 2008 rank of 104th. We were also recognized in the Pennsylvania Bank Performance Report compiled by Financial Management Consulting Group, for ranking **5th** overall in total performance for 2009 out of 186 Pennsylvania banks. Finally, First Citizens continues to receive a **4-Star Rating** from Bauer Financial, Inc., a firm that has been analyzing and reporting on the financial condition of the nation's banking industry since 1983.

In addition to the afore-mentioned financial accomplishments, we were also able to fully execute some of the initiatives that were in progress at the end of 2009 and launched several new projects that will be the foundation for our future success.

As I mentioned previously and discussed in length in last year's annual report, our local economy and our Company has been significantly impacted by the natural gas exploration and extraction efforts of the Marcellus Shale (commonly referred to as the "Play"). I'm pleased to report back to you that we have elevated our role to the next level by the creation of the First Citizens Oil and Gas Management Team, a network of experts that will assist our customers through the process – from lease negotiations to establishing a successful approach to personal wealth management. We have partnered with a professional firm from Oklahoma, to provide mineral management expertise and services to our market. Through our relationship, we can now help landowners receive the highest lease payments and royalty percentages available, protect their property, resolve problems when conditions in their lease are not being met, account for and ensure the accuracy of royalty checks, distribute revenue to satisfy investment objectives and provide customized reports outlining payment and distribution information.

As this Play continues to develop, the opportunities are great, not just for your Bank, but also for our customers and communities. Rest assured, we will continue to work hard and diligently on staying abreast of current issues and opportunities related to this Play.

In July we had the pleasure of seeing another of our 2009 projects come to fruition, with the grand opening of our new state of the art branch office in Wellsboro. This office provides the residents of Wellsboro with a premier banking facility, offering the most convenient drive-up and ATM banking capabilities. I extend my appreciation to the council members of the borough of Wellsboro, the members of the local historical architectural review board and our Wellsboro local directors and employees for their assistance in helping us see this project through to completion.

During the fourth quarter, we launched several new initiatives to support our future growth, including an organizational restructuring, the opening of a loan production office, and the preparation for the opening of our 18th office. In October we undertook a major reorganization project in our commercial, retail and credit administration areas. This reorganization will provide an enhanced credit administration and approval process, better special asset management procedures, improved customer service and a greater focus on our retail product offerings. This major undertaking will provide your Bank the foundation for the future with the ability to handle additional capacity while maintaining our core values and discipline as a true community bank.

As we closed the year on 2010 noting our accomplishments, we enter 2011 and beyond focusing on the challenges and opportunities that await us. There is no time for rest, as I'm pleased to report in late December of 2010 we opened a Loan Production Office in Lock Haven, Pa. In January 2011 we opened our 18th branch in Rome, Pa. We are excited about the opportunities that await us and look forward to our future relationship with the Lock Haven and Rome markets.

I greatly appreciate the ongoing support and dedication of our corporate and local board of directors, officers and employees as we continue to advance your Company forward. We will continue to work tirelessly at remaining a financially strong, local, community bank committed to serving the needs of individuals, businesses and communities in our area. And, we remain dedicated to providing you, our shareholders, with total shareholder return. This is community banking at its best!



Randall E. Black - Chief Executive Officer and President

Community Banking at its Best...

At First Citizens, our vision contains 4 guiding principles, what we consider to be the 4 keystones to our success.

1. *Exceed Customer Expectations*
2. *Cultivate Effective Employees*
3. *Deliver Superior Shareholder Value*
4. *Exhibit Social Responsibility and Good Citizenship*

So, what do you get when you have highly satisfied customers, employees, shareholders and communities — you get Community Banking at its Best — you get one of the top performing banks in the state and in the nation.

What Does it Mean to Our Customers?

"Exceeding Customer Expectations" is a phrase that is overused and under achieved by many organizations simply because they fail to define it; they fail to outline a real strategy for making it happen.

Our strategy begins by being customer centric. We know our customers - not just because we see them in the bank, but because we see them at the soccer field, at the high school concert or in church. Knowing what's going on in their lives, figuring out how we can make it better, and bringing solutions to the customer before they come looking for them is something that we can do because **we are a community bank**. We can make each customer feel significant. Larger banks just can't do that.





"I've been with First Citizens for over 14 years and have my business and personal banking relationship with you. You made it easy for us to buy our first home, purchase two cars and even refinance our mortgage at a lower rate. Employees know my family by name — I really feel like they care about my needs. First Citizens is not just any bank. First Citizens is MY bank."

David Polczynski, Mansfield, PA


MODERN COLOR
COLLISION & PAINTWORKS
570-662-8100

"When we decided to open our new business, we shopped different banks to see what they had to offer. Others just gave us their rates. They didn't seem to care. At First Citizens, Rob Fitzgerald educated us on the various funding options available through the government. He helped us understand our options, set-up meetings with other funding resources and then got us what we needed to finish the job. Rob went above and beyond to help turn our goal of business ownership into a reality. We could not have done this without him."

Anne & Chad Chaborek, Modern Color Collision and Paintworks


FIRST CITIZENS
NATIONAL BANK
Personal
Business
Trust & Investments
Financial Planning & Education
About Us
Locations
We Make Mortgages Easy for You
GET PRE-APPROVED
RATES
RATE WATCH
APPLY NOW
RESOURCE CENTER
CONTACT A LENDER
CONTACT A CONTRACTOR
FIND A HOME
First Time Home Buying
Building Your Home
Buying your Next Home
Buying a Modular or Mobile Home
Refinancing
Home Improvement Loans
Consolidate Debt using the Equity in Your Home

As the number one mortgage lender in the northern tier of Pennsylvania, we understand that buying a home is one of the most significant and often one of the most stressful commitments a consumer makes. We wanted to play a bigger role in this, to take away the stress, make it a happier memory — in other words, to exceed their expectations. And so we created the First Citizens National Bank On-Line Mortgage Center.

This educational tool was born out of the fact that we believe educated customers make better decisions and being educated takes away the stress of the unknown. But we wanted to do more than take the guesswork out of mortgages. And so we did. Our on-line Mortgage Center provides guidelines and calculators to help consumers understand how much of a home they can afford to buy. It allows them to calculate their monthly payment amount and gives them the opportunity to get pre-approved, on-line, right from their home or office. But there's more. Our site contains all local realtor listings so they can shop for a home all in one place. And, every step of the mortgage process is clearly outlined so consumers are aware of the steps and time frames involved, what's required of them and of their bank. Now, that's what we call exceeding customer expectations and so does Julie Miller, one of our satisfied customers.

> *"I do a lot of research before I make major decisions. First Citizens on-line Mortgage Center is the best tool I've found to prepare for getting a mortgage. It lays out all of the steps — very clear and easy to understand. Best of all, I can use it from home at a time that fits my crazy schedule. Thanks First Citizens!"*

Another opportunity to exceed customer expectations presented itself when the Marcellus Shale exploration entered our markets. Customers began coming to First Citizens for advice. How much should I sign for? Will this lease protect my land? How will I know if my payments are accurate? The questions were endless — and we didn't have all of the answers. We began a journey to find solutions, searching for experts we could trust who could help alleviate the confusion and provide peace of mind for our customers. When the dust settled, we had organized the First Citizens Oil and Gas Management Team.

In addition to our Trust and Investment specialists, our team includes a firm from Oklahoma that provides land and mineral management services. This company has access to information on all of the gas companies who are active in the area and most importantly, have long standing contacts with them. Their services can begin as soon as a landowner is approached by a gas company to assist with lease and pipeline evaluation and negotiation. They can help resolve problems between the landowner and the gas company. And once the landowner begins to receive royalty payments, they can ensure the accuracy and facilitate the distribution of those payments and provide the necessary reporting for taxes.



Year after year we realize one important thing about consistently exceeding customer expectations — you'd better be on your toes, because now, they're expecting it!

Community Banking at its Best...

What Does it Mean to Our Communities?

Whether we're raising awareness or raising funds, giving the less fortunate a much needed hand, or helping schools survive budget cuts, First Citizens, as a financially strong community bank, is committed to being a leader and role model for other organizations in our market. Our efforts touch a wide variety of causes from education to health care, from the arts to the revitalization of town parks and pools.

A key area of interest for us is Agriculture. Agriculture employs one in five Pennsylvanians, making it one of the largest industries in the state. As leaders in Agricultural Banking, we understand that the continued health of this industry is paramount to the economic and social welfare of our markets. It is for this reason First Citizens donated $5,000 to the PA Friends of Ag Foundation for the construction of a fully-equipped, 32-foot air-conditioned mobile agriculture education science lab.

The purpose of this "classroom on wheels" is to provide educational opportunities that promote agriculture to Pennsylvania youth. Hands-on agricultural science experiments and topics such as agriculture as Pennsylvania's primary commodity; the environment; biotechnology; and food and fiber are just a few of the exciting lessons offered. First Citizens held a ribbon-cutting ceremony on August 4, 2010 at our headquarters in Mansfield with many of the area youth participating.


Agriculture on Wheels...
Taking Ag to the Classroom!
Mobile Ag Ed
Science Lab

We would be remiss if we did not highlight our employees' continued committed to finding a cure for cancer. This terrible disease has impacted countless family members, neighbors, friends, coworkers and customers. For over 15 years, our employees have remained relentless in inventing new ways to raise funds. In 2010, despite the tough economy, these dedicated individuals raised over $16,300. A large portion of the donations came from the bank's 11th Cancer Classic Golf outing. This annual event has turned into a tradition and is so well-run, so well-known and so well-respected that we had to turn teams away. This year, 38 teams participated.



In 2010, the earthquake that devastated Haiti tugged at the hearts of many Americans. The Red Cross once again stepped up to provide much needed aid and First Citizens stepped up to help the Red Cross. Our bank coordinated a fund raising project with the commitment to match contributions up to $5,000. The project raised $13,831.73 and First Citizens increased our donation to $6,168.27 for a total of $20,000.

As you can see, we believe in exhibiting social responsibility and good citizenship. **It's community banking at its best.**

Community Banking at its Best...

What Does it Mean to Our Employees?

Our employees play a significant role in both the creation of our vision and in its execution. They have discovered the formula for balancing their dedication to the customer with their commitment to the growth and profitability of the bank and our shareholders. Their formula — by exceeding customer expectations, customers stay longer, bring more of their business and tell their family and friends. Everybody wins.

To exceed customer expectations requires more than just employees who deliver courteous, prompt, error-free service. Exceeding customer expectations requires us to hire the best and the brightest, cultivate their skills and motivate them to be the best they can be. This creates employee satisfaction and like our customers, when employees are satisfied, they tend to stick around.

Our turnover rate is well below industry averages. Almost 50% of our workforce has been with us for 10 years or more — 21% for over 20 years. Each year, we face the challenge of replacing long-term employees who leave us for the world of retirement. Over the last 10 years, fourteen employees have retired from First Citizens, 11 of whom were with us for many, many years.

“I started in 1970 as a Bookkeeper posting checks on a huge machine called a Postronic. The bank had just 2 branches at the time. My career has been full of changes with advancements in technology and the overall growth of the bank to 18 offices. Bookkeeping expanded into a full Deposit Operations department, which I've been managing since 1982. It's been gratifying to have seen First Citizens come so far and to be part of it all. It's been quite a ride!”

Joanne Marvin, the bank's Employee of the Year in 1985, celebrated 40 years with First Citizens in 2010.



We consider our structured Professional Development Program to be highly effective in progressing employees from good to great and in preparing others for career advancement. Just as we work one-on-one with customers understanding their individual goals and developing a plan to help get them there, so too is the blueprint for our Professional Development Program. It allows us to effectively fill gaps left by employees who move on so quality customer service is not interrupted, and it builds tremendous satisfaction among the employees who participate.

“If you work hard and want to advance, First Citizens provides opportunity for tremendous professional and personal growth. I started as a part-time teller during summer breaks from college, worked as an intern, was hired upon graduation as a lender, moved to Assistant Manager and was promoted to Commercial Services Business Development Officer — all within 10 years. First Citizens investment in me has earned my loyalty!”

Melissa Cowles, AVP, Mansfield South Office Manager and Commercial Services Business Development Officer

Community Banking at its Best...

What Does it Mean to Our Shareholders?

At Citizens Financial Services, Inc., our approach to maximizing shareholder value is to first and foremost, consider the interest of our shareholders in our business decisions. Many of our shareholders live in the markets we serve. They have come to know us, to trust in the commitment our Company makes to our customers, our employees, and our communities. And in the end, this commitment has earned their loyalty.

"*First Citizens has been a very important part of my family's life for generations. What a tremendous investment your organization offers us with its significant price appreciation and consistently high dividend as well as its outstanding prospects for future growth. I am pleased my family continues to share in the First Citizens success story.*"

Nan (Messinger) Lansinger

"*Several years ago, our CPA asked why we had so many of our eggs in one basket, referring to our Citizens Financial Services, Inc. stock. My reply — we are pleased with the continuing dividends, which are an important part of our retirement income. But we also appreciate the dedication of the directors, officers and employees in their goal to achieve outstanding financial performance year after year.*"

John C. Taylor

Our ability to create shareholder value is the result of our adherence to well-defined strategic priorities — balance sheet strength, cost management, service quality, and employee and community development — balanced with the flexibility to seize appropriate opportunities. This strategy has allowed us to remain a high-performing, financially-sound, independent, community bank.

The chart below illustrates the outcome of our efforts. It shows the cumulative investment return to shareholders based on the assumption that a $100 investment was made on December 31, 2003 and compares the results against the performance of the S&P 500, SNL Bank NASDAQ, Mid-Atlantic commercial banks with assets less than $1 billion, and SNL Bank $500 million to $1 billion.

Total Return Performance (Periods Ending 12/31/06-12/31/10)


300
240
180
120
60
0
SNL Mid-Atlantic Bank
SNL Bank NASDAQ
SNL Bank $500M-$1B
S&P 500
Citizens Financial Services
$220.49
2006
2007
2008
2009
2010

"*The reason I invest in Citizens Financial Services, Inc. is because buying local is important to me. Like buying local produce, I know who and what the product is, it's better for me and better for the local economy. My grandfather used to say, —if local bank stock isn't any good, the economy is in trouble. I need a good, secure investment and I believe I get that with Citizens Financial Services, Inc.*"

Martha Young

Stock Performance

COMMON STOCK

The Company's stock is not listed on any stock exchange, but it is quoted on the OTC Bulletin Board under the trading symbol CZFS. Prices presented in the table below are bid prices between broker-dealers published by the OTC Bulletin Board and the Pink Sheets Electronic Quotation Service. The prices do not include retail markups or markdowns or any commission to the broker-dealer. The bid prices do not necessarily reflect prices in actual transactions. Cash dividends are declared on a quarterly basis.

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2010, as required to be filed with the Securities and Exchange Commission, will be furnished without charge upon written request to the Company's Treasurer at the principal office at 15 South Main Street, Mansfield, PA 16933. The information is also available through the Company's website at www.firstcitizensbank.com and at the website of the Securities and Exchange Commission at www.sec.gov.

STOCK PERFORMANCE

	High	Low	Dividends paid per share
2010			
First quarter	**$29.50**	**$25.50**	**$0.250**
Second quarter	**$29.50**	**$26.50**	**$0.255**
Third quarter	**$33.50**	**$27.00**	**$0.255**
Fourth quarter	**$40.00**	**$32.00**	**$0.335**
2009			
First quarter	$19.80	$16.93	$0.240
Second quarter	$22.77	$18.32	$0.245
Third quarter	$24.00	$20.79	$0.245
Fourth quarter	$25.30	$23.05	$0.300

Selected Financial Data

CONSOLIDATED BALANCE SHEET

(In Thousands)

As of December 31	2010	2009	2008	2007	2006
ASSETS:					
Cash and cash equivalents:					
Noninterest-bearing	$ 9,541	$ 9,505	$ 9,692	$ 10,374	$ 10,007
Interest-bearing	34,454	21,944	10,164	15	8
Total cash and cash equivalents:	43,995	31,449	19,856	10,389	10,015
Available-for-sale securities	251,303	198,582	174,139	120,802	109,743
Net Loans	467,602	451,496	428,436	419,182	410,897
Premises and equipment	12,503	12,227	12,762	12,538	12,892
Accrued interest receivable	3,455	3,141	2,912	2,522	2,458
Goodwill	10,256	10,256	10,256	8,605	8,605
Bank owned life insurance	13,171	12,667	12,176	8,378	8,047
Other assets	10,241	9,659	8,075	8,613	9,511
TOTAL ASSETS	$ 812,526	$ 729,477	$ 668,612	$ 591,029	$ 572,168
LIABILITIES:					
Deposits:					
Noninterest-bearing	$ 75,589	$ 60,061	$ 55,545	$ 50,944	$ 48,509
Interest-bearing	605,122	545,498	491,135	405,084	398,006
Total deposits	680,711	605,559	546,680	456,028	446,515
Borrowed funds	55,996	54,115	61,204	80,348	75,775
Accrued interest payable	1,779	2,037	2,233	2,199	2,287
Other liabilities	5,350	6,239	5,725	3,926	4,091
TOTAL LIABILITIES	743,836	667,950	615,842	542,501	528,668
STOCKHOLDERS' EQUITY:					
Common stock	3,104	3,076	3,048	3,020	2,993
Additional paid-in capital	14,235	13,457	12,981	12,439	11,933
Retained earnings	54,932	47,353	41,034	37,590	34,007
Accumulated other comprehensive income (loss)	1,054	2,041	26	(348)	(1,737)
Treasury stock, at cost	(4,635)	(4,400)	(4,319)	(4,173)	(3,696)
TOTAL STOCKHOLDERS' EQUITY	68,690	61,527	52,770	48,528	43,500
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 812,526	$ 729,477	$ 668,612	$ 591,029	$ 572,168

Selected Financial Data

FIVE YEAR SUMMARY OF OPERATIONS (In Thousands Except Share Data)

	2010	2009	2008	2007	2006
Interest income	$ 39,000	$ 38,615	$ 37,238	$ 36,024	$ 32,851
Interest expense	11,340	13,231	14,058	16,922	14,953
Net interest income	27,660	25,384	23,180	19,102	17,898
Provision for loan losses	1,255	925	330	365	330
Net interest income after provision for loan losses	26,405	24,459	22,850	18,737	17,568
Non-interest income	5,911	5,708	5,245	5,114	4,712
Investment securities gains (losses), net	99	139	(4,089)	(29)	4
Non-interest expenses	17,757	17,759	15,877	15,314	15,027
Income before provision for income taxes and extraordinary item	14,658	12,547	8,129	8,508	7,257
Provision for income taxes	3,156	2,683	1,224	1,772	1,457
Net income	$ 11,502	$ 9,864	$ 6,905	$ 6,736	$ 5,800
Per share data:					
Net income (1)	$ 3.97	$ 3.40	$ 2.38	$ 2.30	$ 1.96
Cash dividends (1)	1.09	1.02	0.97	0.88	0.83
Book value (1) (2)	23.38	20.51	18.17	16.80	15.43
Financial Ratios and Data:					
Return on average stockholders' equity, excluding accumulated other comprehensive income	18.13%	17.65%	13.51%	14.38%	13.21%
Return on average assets	1.50%	1.42%	1.13%	1.16%	1.05%
Dividends as a percent of net income	27.50%	29.92%	40.77%	37.86%	42.10%
Equity to asset ratio	8.25%	8.02%	8.33%	8.10%	7.98%
Loan Quality:					
Non-performing assets	$ 13,238	$ 7,057	$ 3,176	$ 2,393	$ 4,116
Non-performing loans	$ 12,545	$ 6,755	$ 2,585	$ 2,190	$ 3,358
Non-performing assets as a percent of loans, net of unearned income	2.80%	1.55%	0.73%	0.57%	0.99%
Non-performing loans as a percent of loans, net of unearned income	2.65%	1.48%	0.60%	0.52%	0.81%
Year-end allowance for loan losses	$ 5,915	$ 4,888	$ 4,378	$ 4,197	$ 3,876
Year-end allowance to total loans	1.25%	1.07%	1.01%	0.99%	0.93%
Year-end allowance to total non-performing loans	47.15%	72.36%	169.36%	191.64%	115.43%

(1) Amounts were adjusted to reflect stock dividends. (2) Calculation excludes accumulated other comprehensive income and unrecognized pension cost.

Selected Financial Data

CONSOLIDATED QUARTERLY DATA

(In Thousands)

	Three Months Ended			
2010	**Mar 31**	**Jun 30**	**Sep 30**	**Dec 31**
Interest income	**$ 9,730**	**$ 9,767**	**$ 9,770**	**$ 9,733**
Interest expense	**2,983**	**2,958**	**2,757**	**2,642**
Net interest income	**6,747**	**6,809**	**7,013**	**7,091**
Provision for loan losses	**305**	**235**	**300**	**415**
Non-interest income	**1,326**	**1,489**	**1,445**	**1,651**
Investment securities gains, net	**64**	**35**	**-**	**-**
Non-interest expenses	**4,328**	**4,356**	**4,486**	**4,587**
Income before provision for income taxes	**3,504**	**3,742**	**3,672**	**3,740**
Provision for income taxes	**758**	**815**	**775**	**808**
Net income	**$ 2,746**	**$ 2,927**	**$ 2,897**	**$ 2,932**
Earnings Per Share	**$ 0.95**	**$ 1.01**	**$ 1.00**	**$ 1.01**

	Three Months Ended			
2009	Mar 31	Jun 30	Sep 30	Dec 31
Interest income	$ 9,597	$ 9,629	$ 9,667	$ 9,722
Interest expense	3,438	3,359	3,277	3,157
Net interest income	6,159	6,270	6,390	6,565
Provision for loan losses	150	150	400	225
Non-interest income	1,338	1,433	1,452	1,485
Investment securities gains, net	16	102	-	21
Non-interest expenses	4,372	4,491	4,450	4,446
Income before provision for income taxes	2,991	3,164	2,992	3,400
Provision for income taxes	645	692	604	742
Net income	$ 2,346	$ 2,472	$ 2,388	$ 2,658
Earnings Per Share	$ 0.81	$ 0.85	$ 0.82	$ 0.92

Selected Financial Data

TRUST AND INVESTMENT SERVICES FUNDS UNDER MANAGEMENT

(Market Values In Thousands)

	2010	2009	2008	2007	2006
INVESTMENTS:					
Bonds	$ 20,503	$ 21,007	$ 20,842	$ 21,081	$ 17,543
Stocks	21,700	18,754	14,771	23,014	21,013
Savings and Money Market Funds	14,189	10,396	10,068	9,907	9,163
Mutual Funds	36,617	34,001	26,614	38,177	32,678
Mortgages	879	836	1,070	1,098	951
Real Estate	1,243	931	978	978	1,263
Cash and Miscellaneous	1	8	4	118	26
TOTAL	$ 95,132	$ 85,933	$ 74,347	$ 94,373	$ 82,637
ACCOUNTS:					
Trusts	$ 29,901	$ 27,478	$ 24,345	$ 30,306	$ 26,333
Guardianships	1,401	552	857	682	144
Employee Benefits	33,358	31,781	26,722	34,944	30,253
Investment Management	29,975	25,678	21,995	27,791	24,742
Custodial	497	444	428	650	1,165
TOTAL	$ 95,132	$ 85,933	$ 74,347	$ 94,373	$ 82,637
Brokerage/Insurance Assets under Management	$ 70,082	$ 48,566	$ 35,012	$ 40,410	$ 28,065
Total Assets under Management	$165,214	$134,499	$109,359	$134,783	$110,702

Company and Shareholder Information

ANNUAL MEETING

The annual meeting and luncheon for the shareholders of Citizens Financial Services, Inc. will be held at the Tioga County Fairgrounds Youth Building in Whitneyville, PA on April 19, 2011 at 12:00 noon.

FORM 10-K

The Annual Report on Form 10-K will be made available upon request or is available through the company's website www.firstcitizensbank.com

CONTACT

Mickey L. Jones, Treasurer, CPA
Citizens Financial Services, Inc.
15 South Main Street
Mansfield, PA 16933

INVESTOR INFORMATION

Stock Listing:

Citizens Financial Services, Inc. common stock is listed on the OTC Bulletin Board and is traded under the symbol CZFS. For assistance regarding a change in registration of stock certificates, replacing lost certificates/dividend checks, or address changes, please contact Shareholder Services or the Transfer Agent listed below.

Shareholder Services:

First Citizens National Bank
Attn: Gina Marie Boor
15 South Main Street
Mansfield, PA 16933
toll free: 1-800-326-9486
telephone: 570-662-2121
website: www.firstcitizensbank.com
e-mail: fcnb@firstcitizensbank.com

Transfer Agent:

StockTrans, a Broadridge Company
44 West Lancaster Avenue
Ardmore, PA 19003
toll free: 1-800-733-1121
website: www.stocktrans.com

MARKET MAKERS

Boenning & Scattergood Inc.
610-832-1212 and NASDAQ Trading: 800-842-8928

Domestic Securities, Inc.
201-782-0888

E*Trade Capital Markets, LLC
800-ETRADE-1

Knight Equity Markets, LP
201-557-6952

Monroe Securities, Inc.
800-766-5560

Pershing LLC
NASDAQ Trading: 800-305-0161 and Bulletin Board: 201-413-2700

RBC Capital Markets Corp.
800-517-3000

Stifel Nicolaus & Co., Inc.
314-342-2000

StockCross Financial Services
800-225-6196

Ticonderoga Securities, LLC
212-906-7600

UBS Securities, LLC
Trading Department: 203-719-7400 and OTCBB/PINKSHEETS: 203-719-8710

Board of Directors, Officers



Board of Directors

FCNB & CFSI

R. Lowell Coolidge, Esquire, Chairman of the Board

Rudolph J. van der Hiel, Esquire, Vice Chairman

Randall E. Black, CEO & President

Rinaldo A. DePaola, Esquire

Robert W. Chappell, Esquire

E. Gene Kosa

R. Joseph Landy, Esquire

Mark L. Dalton

Roger C. Graham, Jr.

Thomas E. Freeman

Board of Directors
Directors Emeriti - CFSI

Robert E. Dalton
Larry J. Croft
Edward G. Kosa
Robert J. Landy, Esquire
John E. Novak
John M. Thomas, MD
Richard E. Wilber
Carol J. Tama

CFSI Officers

Randall E. Black, CEO & President
Terry B. Osborne, Secretary
Robert W. Chappell, Asst. Secretary
Mickey L. Jones, Treasurer, CPA

Retail Banking Services

Robin K. Carleton, VP
Jeffrey B. Carr, VP
Shari L. Johnson, AVP

Commercial Banking Services

Jeffrey L. Wilson, VP
Keith C. Cavanaugh, VP
Erin M. Cole, VP
Robert P. Fitzgerald, VP
Wade A. Keiffer, VP
Christopher S. Landis, VP
David G. Morris, VP

Finance

Mickey L. Jones, COO, EVP, CPA
Stephen J. Guillaume, Controller
Matthew M. Lundgren

Administrative Services

Cynthia T. Pazzaglia, VP

Marketing & Training

Kathleen M. Campbell, SVP
Carol L. Burd, VP
Wendy L. Southard, AVP

Operations

Terry B. Osborne, EVP
Steven J. Moore, VP
Allan K. Reed, VP
Ryan M. Allen, AVP, CPA
Michele E. Litzelman, AVP
Gregory J. Anna, VP
Joanne W. Marvin, AVP
Patricia T. Vlajic, VP

Investments & Trust

Robert B. Mosso, VP
Linda L. Kriner, VP
Jean A. Knapp, AVP
Matthew G. Geer, AVP
Christopher W. Lynch, AVP
Robert D. Williams Jr.

Office Locations



Mansfield
15 South Main Street
Mansfield, PA 16933
570-662-2121
Kevin J. Green, AVP
Kristina M. Bogaczyk
Local Board
Gary R. Butters
Kevin J. Green
Christopher D. Jones
Stephen A. Saunders
William J. Waldman

Blossburg
300 Main Street
Blossburg, PA 16912
570-638-2115
Beth A. Weiskopff, AVP
William D. Post
Local Board
Benjamin F. Jones, Chairman
Samuel H. Knipe
George D. Lloyd
Susan M. Signor
Beth A. Weiskopff

Ulysses
502 Main Street
Ulysses, PA 16948
814-848-7572
Phillip D. Vaughn, AVP
Tonya R. Coursey
Local Board
Victor O. Brown, DMD PC
Terry Gerhart
Susan S. Kefover
Jerry R. McCaslin
Phillip D. Vaughn

Sayre
306 W. Lockhart Street
Sayre, PA 18840
570-888-6602
Cathy C. Pientka, AVP
Antoinette G. Tracy
Sayre Local Board
Angelo M. Sisto, Chairman
Timothy M. Hickey
John L. Huntington
Thomas J. McDonald, Jr., MD
Stephen J. Novak
Cathy C. Pientka
Michael J. Yanuzzi

Sayre
1778 Elmira Street
Sayre, PA 18840
570-888-4900
Timothy M. Hickey, AVP
Debbie L. Casey
Local Board (see previous Sayre listing)

Canton
53 West Main Street
Canton, PA 17724
570-673-3103
Janet E. Holmes, AVP
Misti L. Machmer
Local Board
Randy L. Castle, Chairman
John E. Brenchley
Lester E. Hilfiger
Janet E. Holmes

Troy
1133 West Main Street
Troy, PA 16947
570-297-2131
Cassy O. Dygert, AVP
Kathleen A. Swain
Local Board
Thomas A. Calkins, III
Cassy O. Dygert
Glenn D. Gorrell
Gary W. Horning
Betsy L. Seeley
Kathy S. Webster

Gillett
PO Box 125, 33178 Route 14
Gillett, PA 16925
570-596-2679
Kristie M. Dibble
Local Board (see Troy listing)

Millerton
7352, Route 328
Millerton, PA 16936
570-537-2203
Kathy S. Webster, AVP
Local Board (see Troy listing)

Towanda
111 Main Street
Towanda, PA 18848
570-265-6137
Lorraine F. Brown, AVP
Judy R. Burleigh
Local Board
Lorraine F. Brown
Roger L. Brown
Anthony J. Ventello

Weis Market
201 Weis Plaza
Wellsboro, PA 16901
570-724-4644
Richard A. Pino, II, AVP
Nancy M. Stamilio

Wal-Mart
2 WalMart Plaza
Mansfield, PA 16933
570-662-8520
Richard A. Pino, II, AVP

Rome
104 Main Street
Rome, PA 18837
570-247-5100
Debra S. Donnelly, AVP
Local Board (see LeRaysville listing)

Genesee
391 Main Street
Genesee, PA 16923
814-228-3201
Alaina Knisely
Cathryn E. Ransom
Local Board (see Wellsville listing)

Wellsville
10 S. Main Street
Wellsville, NY 14895
585-593-7290
L. Abbie Pritchard, AVP
Local Board
Dennis C. Smoker, Chairman
Mary Kate Cole
Dale R. Hoffman
Alaina F. Knisely
Kevin LaForge
L. Abbie Pritchard
Gary H. Ransom
Keith A. Slep, Esquire

Wellsboro
1 Pearl Street
Wellsboro, PA 16901
570-724-2600
Marsha B. Jones, AVP
Deborah L. Meacham
Local Board
William A. Hebe, Esquire,
Chairman
Timothy J. Gooch, CPA
Marsha B. Jones
James K. Stager

LeRaysville
960 Main Street
LeRaysville, PA 18829
570-744-2431
Debra S. Donnelly, AVP
Shawn S. Russell
Local Board
Louis C. Ugliuzza, Chairman
Debra S. Donnelly
Gerald A. Histand
Martha D. Young

Lock Haven
Loan Production Office
220 N. Jay Street
Lock Haven, PA 17745
570-748-6072
Wade A. Keiffer, VP



Citizens Financial Services, Inc.
15 South Main Street
Mansfield, Pennsylvania 16933
570-662-2121
800-326-9486
www.firstcitizensbank.com

CITIZENS
FINANCIAL SERVICES
INCORPORATED